15027789

SECUR[ITIES AND EXCHANGE COMMISSI]ON
[Washi]ngton, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response...... 12.00

SEC MAIL PROCESSING
RECEIVED
DEC 04 2015
WASH DC
409
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2014 (MM/DD/YY) AND ENDING 09/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benchmark Investments, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

509 Main Street
(No. and Street)

Arkadelphia, AR 71923
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ted Huneycutt 870-246-5756
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

1800 Rivercrest, Ste. 720 Sugar Land, TX 77478
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ab 12/8

tx 12/8

OATH OR AFFIRMATION

I, Ted Huneycutt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benchmark Investments, Inc., as of September 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINA BURAS
MY COMMISSION # 12692708
EXPIRES: November 18, 2025
Clark County

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENCHMARK INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND
ADDITIONAL INFORMATION

SEPTEMBER, 30, 2015

CONTENTS

Nathan T. Tuttle, CPA

1800 Rivercrest Drive, Suite 720
Sugarland, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Shareholder and
Board of Directors
Benchmark Investments, Inc.

I have audited the accompanying statement of financial condition of Benchmark Investments, Inc. (the "Company") as of September 30, 2015, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that that the audit evidence that I obtained is sufficient and appropriate to provide a reasonable basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Nathan Tuttle

Houston, Texas
November 23, 2015

Certified Public Accountant

BENCHMARK INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2015

ASSETS

ASSETS	
CASH	$ 5,461
RECEIVABLES - BROKER-DEALERS AND CLEARING HOUSES	
CASH - CLEARING DEPOSITS	60,032
ACCOUNTS RECEIVABLE - CLEARING	14,384
TOTAL ASSETS	$ 79,887

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
ACCOUNTS PAYABLE	$ 7,375
COMMISSIONS PAYABLE	18,251
TOTAL LIABILITIES	25,626
STOCKHOLDER'S EQUITY	
COMMON STOCK, NO PAR VALUE, 1,000 SHARES AUTHORIZED, 100 SHARES ISSUED AND OUTSTANDING	1,000
ADDITIONAL PAID - IN CAPITAL	165,338
RETAINED EARNINGS (DEFICIT)	(112,087)
TOTAL STOCKHOLDER'S EQUITY	54,251
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 79,887

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BENCHMARK INVESTMENTS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2015

REVENUES	
COMMISSION INCOME	$ 449,671
COMMODITY BROKERAGE FEES	30,665
INTEREST INCOME	1,095
OTHER INCOME	5,174
TOTAL REVENUES	486,604
EXPENSES	
ADVERTISING	134
BANK AND FINANCE CHARGES	116
BROKER ERROR EXPENSE	3,404
CLEARING EXPENSES	46,804
COVERED CLIENT FEES	3
COMMISSIONS	198,542
COMPUTER SERVICES	17,201
CONSULTING FEES	2,950
CUSTOM SERVICES	6,050
DUES & SUBSCRIPTIONS	200
INSURANCE	2,198
MANAGEMENT FEES	172,200
MANAGER OVERRIDE EXPENSE	19,620
MISCELLANEOUS EXPENSE	720
OFFICE EXPENSE	422
PROFESSIONAL FEES	3,670
QUOTE FEES	12,961
REGULATORY FEES	11,301
REIMBURSED EXPENSES	1,071
RENT	121
TRAVEL	1,426
UTILITIES	450
	4,386
OPERATING EXPENSES	505,500
NET INCOME (LOSS)	$ 18,896

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BENCHMARK INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2015

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL HOLDERS' EQUITY
BALANCE - SEPTEMBER 30, 2014	$ 1,000	$ 165,338	$ (93,191)	73,147
NET INCOME (LOSS)			(18,896)	(18,896)
BALANCE - SEPTEMBER 30, 2015	$ 1,000	$ 165,338	$ (112,087)	54,251

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BENCHMARK INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
NET INCOME (LOSS)	$ (18,896)
CHANGES IN ASSETS AND LIABILITIES	
CHANGE IN ACCOUNTS RECEIVABLE	6,553
CHANGE IN CAPITAL PROJECTS	13,785
OTHER CURRENT ASSETS	300
CHANGE IN ACCOUNTS PAYABLE	(11,075)
CHANGE IN OTHER LIABILITIES	3,912
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(5,421)
CASH FLOWS FROM INVESTING ACTIVITIES	
PROPERTY AND EQUIPMENT PURCHASES	-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
CAPITAL CONTRIBUTIONS	-
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,421)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	70,914
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 65,493
CASH	$ 5,461
CASH - CLEARING DEPOSITS	60,032
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 65,493

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BENCHMARK INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2015

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BUSINESS ENTITY - BENCHMARK INVESTMENTS, INC. (THE COMPANY) IS A REGISTERED BROKER-DEALER WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY INTRODUCES ITS CUSTOMERS' BUSINESS ON A FULLY DISCLOSED BASIS TO CLEARING BROKERS WHO CLEAR AND CARRY THE COMPANY'S CUSTOMER ACCOUNTS.

b. CASH AND CASH EQUIVALENTS - FOR THE PURPOSE OF THESE FINANCIAL STATEMENTS THE COMPANY CONSIDERS ALL CERTIFICATES OF DEPOSIT AND ALL LIQUID CASH INVESTMENTS WITH ORIGINAL MATURITIES OF LESS THAN THREE MONTHS TO BE CASH EQUIVALENTS.

c. SECURITIES TRANSACTIONS - CUSTOMERS' SECURITIES TRANSACTIONS AND THE RELATED COMMISSION INCOME AND EXPENSES ARE REPORTED ON A TRADE DATE BASIS.

d. FURNITURE AND FIXTURES - FURNITURE AND FIXTURES ARE STATED AT COST. DEPRECIATION IS PROVIDED USING THE STRAIGHT - LINE METHOD OVER THE ESTIMATED USEFUL LIVES OF THE ASSETS.

e. INCOME TAXES - INCOME TAXES ARE PROVIDED FOR THE TAX EFFECTS OF TRANSACTIONS REPORTED IN THE FINANCIAL STATEMENTS AND CONSIST OF TAXES CURRENTLY DUE PLUS DEFERRED TAXES RELATED PRIMARILY TO NET OPERATING LOSSES THAT MAY BE USED TO OFFSET FUTURE TAXABLE INCOME. VALUATION ALLOWANCES ARE ESTABLISHED WHEN NECESSARY TO REDUCE DEFERRED TAX ASSETS TO THE AMOUNT EXPECTED TO BE REALIZED. INTEREST AND PENALTIES ASSOCIATED WITH TAX POSITIONS ARE RECOGNIZED IN THE STATEMENT OF INCOME IF MATERIAL. TAX YEARS 2010 THROUGH 2012 REMAIN OPEN FOR EXAMINATION.

f. ACCOUNTS RECEIVABLE - UNCOLLECTIBLE ACCOUNTS RECEIVABLE ARE CHARGED DIRECTLY AGAINST EARNINGS WHEN THEY ARE DETERMINED TO BE UNCOLLECTIBLE. USE OF THIS METHOD DOES NOT RESULT IN A MATERIAL DIFFERENCE FROM THE VALUATION METHOD REQUIRED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

g. CLEARING DEPOSIT - THE COMPANY HAS $60,032 IN CLEARING/SECURITY DEPOSITS WITH ITS CLEARING BROKERS WHICH ARE FULLY REFUNDABLE TO THE COMPANY SHOULD IT CLOSE THE CLEARING ACCOUNTS.

h. USE OF ESTIMATES - THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNTS OF ASSETS AND LIABILITIES AND DISCLOSURE OF CONTINGENT ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS AND THE REPORTED AMOUNTS OF REVENUES AND EXPENSES DURING THS REPORTING PERIOD. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES.

BENCHMARK INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2015

2. PAYABLE TO BROKER-DEALERS AND CLEARING HOUSES

THE COMPANY IS REQUIRED TO INDEMNIFY ITS BROKER-DEALERS AND CLEARING HOUSES FOR LOSSES THEY SUSTAIN ON THE COMPANY'S CUSTOMER ACCOUNTS. DURING THE YEAR ENDED SEPTEMBER 30, 2015, THE COMPANY WAS REQUIRED TO INDEMNIFY ITS BROKER-DEALERS AND CLEARING HOUSES APPROXIMATELY $3 FOR SUCH LOSSES.

3. INCOME TAXES

THE COMPANY HAS DEFERRED TAX ASSETS BASED UPON NET OPERATING LOSS CARRY FORWARDS FOR FEDERAL AND STATE FOR CURRENT AND PRIOR YEARS. REALIZATION OF THE FUTURE *TAX* BENEFITS RELATED TO THE DEFERRED TAX ASSET IS DEPENDENT UPON MANY FACTORS, INCLUDING THE COMPANY'S ABILITY TO GENERATE FUTURE TAXABLE INCOME. DUE TO THE UNCERTAINTY OF FUTURE EARNINGS, MANAGEMENT IS UNABLE TO PREDICT WHETHER THE DEFERRED TAX ASSET WILL BE REALIZED AND, ACCORDINGLY, HAS RECORDED A FULL VALUATION ALLOWANCE AGAINST THIS ASSET. THE COMPANY'S FEDERAL NET OPERATING LOSS CARRY FORWARDS EXPIRE FROM 2027 TO 2031, AND ITS STATE NET OPERATING LOSS CARRY FORWARDS EXPIRE FROM 2015 *TO* 2018.

ASC TOPIC 740-10, *ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES*, PRESCRIBES A RECOGNITION THRESHOLD AND MEASUREMENT ATTRIBUTE FOR FINANCIAL STATEMENT RECOGNITION AND MEASUREMENT OF A TAX POSITION TAKEN OR EXPECTED TO BE TAKEN IN A TAX RETURN. FOR THOSE BENEFITS TO BE RECOGNIZED, A TAX POSITION MUST BE MORE-LIKELY-THAN-NOT TO BE SUSTAINED UPON EXAMINATION BY TAXING AUTHORITIES. FOR THE YEAR ENDED SEPTEMBER 30, 2015, THE COMPANY HAD NO MATERIAL UNCERTAIN TAX POSITIONS TO BE ACCOUNTED FOR IN THE FINANCIAL STATEMENTS. THE COMPANY RECOGNIZES INTEREST AND PENALTIES, IF ANY, RELATED TO UNRECOGNIZED TAX BENEFITS IN INTEREST EXPENSE.

4. RELATED PARTY TRANSACTIONS

THE OFFICE FROM WHICH THE COMPANY CONDUCTS ITS OPERATIONS IS OWNED BY RELATIVES OF THE SHAREHOLDER AND IS SHARED WITH OTHER COMPANIES OWNED BY THE SHAREHOLDER. THE COMPANY AND OTHER ENTITIES RENT THE OFFICE SPACE ON AN ANNUAL BASIS. DURING THE YEAR ENDED SEPTEMBER 30, 2015, THE COMPANY PAID ALL UTILITIES FOR THE BUILDING IN THE AMOUNT OF $4,386 AND BUILDING REPAIR EXPENSES OF $-.

DURING THE YEAR ENDED SEPTEMBER 30, 2015, THE COMPANY PAID $172,200 TO ENTITIES OWNED BY THE SHAREHOLDER FOR MANAGEMENT AND CONSULTING SERVICES AND RECEIVED $- IN CONSULTING FEE INCOME FROM THESE SAME ENTITIES.

5. NET CAPITAL REQUIREMENT

THE COMPANY IS REQUIRED TO MAINTAIN MINIMUM NET CAPITAL AS DEFINED UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND RELATED REGULATIONS. THE COMPANY USES THE AGGREGATE INDEBTEDNESS METHOD WHICH REQUIRES A BROKER-DEALER TO MAINTAIN MINIMUM NET CAPITAL OF 6-2/3% OF AGGREGATE INDEBTEDNESS OR $5,000, WHICHEVER IS GREATER, AND ALSO REQUIRES THAT THE RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL NOT EXCEED 15 TO 1. NET CAPITAL (AS DEFINED) AT SEPTEMBER 30, 2015 WAS $54,251 AND THE COMPANY'S AGGREGATE INDEBTEDNESS TO NET CAPITAL RATIO WAS .47 TO 1.

BENCHMARK INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2015

6. CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK

PURSUANT TO A CLEARING AGREEMENT, THE COMPANY INTRODUCES ALL OF ITS SECURITIES TRANSACTIONS TO ITS CLEARING BROKERS ON A FULLY DISCLOSED BASIS. THEREFORE, ALL OF THE CUSTOMERS' MONEY BALANCES AND LONG AND SHORT SECURITY POSITIONS ARE CARRIED ON THE BOOKS OF THE CLEARING BROKERS. UNDER CERTAIN CONDITIONS, AS DEFINED IN THE CLEARING AGREEMENT, THE COMPANY HAS AGREED TO INDEMNIFY THE CLEARING BROKERS FOR LOSSES, IF ANY, WHICH THE CLEARING BROKERS MAY SUSTAIN FROM CARRYING SECURITIES TRANSACTIONS INTRODUCED BY THE COMPANY. IN ACCORDANCE WITH INDUSTRY PRACTICE AND REGULATORY REQUIREMENTS, THE COMPANY AND THE CLEARING BROKERS MONITOR COLLATERAL ON THE SECURITIES TRANSACTIONS INTRODUCED BY THE COMPANY.

7. SUBSEQUENT EVENT

MANAGEMENT HAS EVALUATED EVENTS AND TRANSACTIONS SUBSEQUENT TO ITS SEPTEMBER 30, 2015 STATEMENT OF FINANCIAL CONDITION DATE AND DETERMINED THAT THERE WERE NO SIGNIFICANT EVENTS TO REPORT THROUGH NOVEMBER 30, 2015, WHICH IS THE DATE THE COMPANY'S FINANCIAL STATEMENTS WERE AVAILABLE FOR ISSUE.

BENCHMARK INVESTMENTS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1
SEPTEMBER 30, 2015

Computation of Net Capital

Total Stockholder's Equity	$ 54,251
Total Non-Allowable Assets	-
Total Securities Charges	-
Net Allowable Capital	$ 54,251

Computation of Basic Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 1,709
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 49,251

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$25,626
Percentage of Aggregate Indebtedness to Net Capital	47.24%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Net Capital Computed and Reported on FOCUS IIA as of	September 30, 2015		$ 54,250
Adjustments			
Increase (Decrease)) in Equity		(13,784)	
(Increase) Decrease in Non-Allowable Assets		13,785	
(Increase) Decrease in Securities Charges		-	
Net Capital per Audit			$ 54,251
Reconciled Difference			-

BENCHMARK INVESTMENTS, INC.
SCHEDULE II-EXEMPTIVE PROVISION UNDER RULE 15c3-3
SEPTEMBER 30, 2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2015, the Company had net capital of $54,251 which was $49,251 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 47.24%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

STATEMENT RELATED TO EXEMPTIVE PROVISION

AN EXEMPTION FROM RULE 15C3-3 IS CLAIMED UNDER SECTION (K)(2)(ii). ALL CUSTOMER TRANSACTIONS ARE CLEARED THROUGH ANOTHER BROKER-DEALER ON A FULLY DISCLOSED BASIS. THERE WERE NO MATERIAL INADEQUACIES IN THE PROCEDURES FOLLOWED IN ADHERING TO THE EXEMPTIVE PROVISIONS OF SEA RULE 15C3-3(K)(2)(ii).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

STATEMENT RELATED TO SIPC RECONCILIATION REQUIREMENT

SEA RULE 17A-5(E)(4) REQUIRES A REGISTERED BROKER-DEALER TO FILE A SUPPLEMENTAL REPORT WHICH INCLUDES PROCEDURES RELATED TO THE BROKER-DEALERS SIPC ANNUAL GENERAL ASSESSMENT RECONCILIATION OR EXCLUSION FROM MEMBERSHIP FORMS. IN CIRCUMSTANCES WHERE THE BROKER-DEALER REPORTS $500,000 OR LESS IN GROSS REVENUE THEY ARE NOT REQUIRED TO FILE THE SUPPLEMENTAL SIPC REPORT. THE COMPANY IS EXEMPT FROM FILING THE SUPPLEMENTAL REPORT UNDER SEA RULE 17A-5(E)(4) BECAUSE IT IS REPORTING LESS THAN $500,000 IN GROSS REVENUE.

SEE INDEPENDENT AUDITOR'S REPORT.

Benchmark Investments, Inc.
509 Main Street
Arkadelphia, Arkansas 71923

November 23, 2015

Nathan T. Tuttle, CPA
1800 Rivercrest Drive
Suite 720
Sugar Land, Texas 77478

RE: Exemption Statement Rule. 15c3-3 (k) (2) (ii) for FYE September 30, 2015

Dear Mr. Tuttle,

Please be advised that Benchmark Investments, Inc. (BII) has complied with Exemption Rule 15d-3(k)(2)(ii), for the period of October 1, 2014, through September 30, 2015. BII did not hold customer securities or funds at any time during this period.

BII management has made available to Nathan T. Tuttle all records and information including all communications from regulatory agencies received though the date of this review September 30, 2015.

Ted Huneycutt, BII president, has been responsible for compliance with the exemption provision throughout the fiscal year. Also, I am unaware of any known events or other factors that might have affected BII's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (870) 246-5756.

Very truly yours,

Benchmark Investments, Inc.

Ted Huneycutt
President

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

EXEMPTION REVIEW REPORT

November 23, 2015

Ted Huneycutt
Benchmark Investments, Inc.
509 Main Street
Arkadelphia, Arkansas 71923

Dear Mr. Huneycutt:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Benchmark Investments, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Benchmark Investments, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) "will not hold customer funds or safe-keep customer securities." Benchmark Investments, Inc. stated that Benchmark Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Benchmark Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Benchmark Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
November 23, 2015